Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION

For the Third Quarter of Fiscal 2015 Ended on 31 March 2015

This Management Discussion and Analysis (“MD&A”) has been prepared by the management of Continental Energy Corporation (the "Company") as of 12 May 2015 (the "Report Date"). It is intended to supplement and complement the unaudited, condensed, interim, consolidated quarterly financial statements (the "Interim Financial Statements") that are also prepared by management and filed herewith.

The Interim Financial Statements and this MD&A pertain to the three month period ended 31 March 2015, which corresponds to the Third Quarter of the Company's fiscal year ending 30 June 2015. This quarter is hereinafter referred to as the "Third Quarter" or as the "Past Quarter".

All financial information presented herein, and in the Interim Financial Statements, has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”). All amounts disclosed are in United States dollars unless otherwise stated.

PART-1 : NATURE OF BUSINESS

The Company is an emerging international energy investment company established to acquire participating interests in conventional, alternative, and renewable energy generation and distribution projects in a geographic area focused on the developing countries of the "Indian Ocean Rim", including those in bordering the Indian Ocean in Southeast Asia, East Africa, and South Asia.

PART-2 : HIGHLIGHTS OF THE THIRD QUARTER

Significant events which may have a material effect on the business affairs of the Company that have occurred during the Third Quarter are summarized below:

Corporate Communications Firm Retained

In a news release dated 12 February 2015, the Company announced that it had retained Heisler Communications to advise and provide strategic corporate communications services on behalf of the Company. Heisler Communications is a Toronto, Canada based capital markets communications firm providing a full range of traditional and digital marketing services to assist companies increase their visibility, manage investor expectations, and broaden and strengthen corporate awareness.

2.1 Share Purchase Warrants Activity During the Third Quarter

During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues - No new issues of share purchase warrants were made.

  Expiry – No share purchase warrants expired.

  Amendments – The terms of 2,975,000 of the Company’s outstanding share purchase warrants, exercisable at $0.05 per share and expiring during January 2015, were modified to extend the maturity date by one year.

2.2 Incentive Stock Options Activity During the Third Quarter

During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - No new incentive stock options were granted.

  Expiry- A total of 8,000,000 outstanding incentive stock options expired.

  Amendments- No amendments were made to the terms of any outstanding incentive stock options.

2.3 Common Share Conversion Rights Activity During the Third Quarter

During the Past Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

  Exercises - There were no exercises of outstanding common share conversion rights.

  New Issues - There were no new common shares conversion rights issued.

  Expiry - No outstanding common shares conversion rights expired.

  Amendments- No amendments were made to the terms of any outstanding common share conversion rights.

2.4 New Shares Issues During the Third Quarter

During the Past Quarter, there were no new common shares issued.

PART-3 : SHAREHOLDING AT END OF THE THIRD QUARTER

As at the end of the Third Quarter, the Company’s share capital was issued or held in reserve as follows:

123,015,381	common shares were issued and outstanding.
9,462,500	unexercised warrants were issued and outstanding.
7,800,000	unexercised stock options were issued and outstanding.
5,000,000	common shares were held in reserve against possible conversion of a $250,000 note.
Nil	preferred shares were issued and outstanding.

PART-4 : SUBSEQUENT EVENTS TO THE REPORT DATE

No significant events possibly having material effect on the business affairs of the Company occurred since the end of the Third Quarter but prior to the Report Date of this MD&A.

4.1 Share Purchase Warrants Activity: Since Third Quarter End and Up to the Report Date

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues- No share purchase warrants were issued.

  Expiry - No share purchase warrants expired.

  Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

4.2 Incentive Stock Options Activity: Since Third Quarter End and Up to the Report Date

  Exercises- No outstanding incentive stock options were exercised.

  New Grants- No new incentive stock options were granted.

  Expiry - No outstanding incentive stock options expired.

  Amendments- No amendments were made to the terms of any outstanding incentive stock options.

4.3 Conversion Rights Activity: Since Third Quarter End and Up to the Report Date

  Exercises - There were no exercises of outstanding common share conversion rights.

  New Issues - There were no new common shares conversion rights issued.

  Expiry- No outstanding common shares conversion rights expired.

  Amendments- No amendments were made to the terms of any outstanding common share conversion rights.

4.4 New Shares Issues: Since Third Quarter End and Up to the Report Date

  No new common shares were issued.

PART-5 : SHAREHOLDING AT THE REPORT DATE

As at the Report Date of this MD&A, the Company’s share capital is issued or held in reserve as follows:

123,015,381	common shares were issued and outstanding.
9,462,500	unexercised warrants were issued and outstanding.
7,800,000	unexercised stock options were issued and outstanding.
5,000,000	common shares were held in reserve against possible conversion of a $250,000 note.
Nil	preferred shares were issued and outstanding.

PART-6 : FINANCIAL RESULTS OF OPERATIONS

Summary of Quarterly Results for the Last Eight Quarters

The following table sets out selected and unaudited quarterly financial information for the Company for its last eight quarters and is derived from Interim Financial Statements prepared by management in accordance with accounting policies consistent with IFRS.

			Attributable to Shareholders of the Company
				Income (loss)	Basic &
				From	Diluted
		Total Net	Income	Continued	Per Share
Period	Revenue	Income (loss)	(loss)	Operations	Income (loss)
Quarter-3 of Fiscal 2015	Nil	(176,422)	(175,391)	(175,391)	(0.00)
Quarter-2 of Fiscal 2015	Nil	(335,998)	(334,944)	(334,944)	(0.00)
Quarter-1 of Fiscal 2015	Nil	(201,479)	(201,479)	(201,479)	(0.00)
Quarter-4 of Fiscal 2014	Nil	(89,934)	(124,372)	(160,216)	(0.00)
Quarter-3 of Fiscal 2014	Nil	(318,556)	(239,332)	(156,874)	(0.00)
Quarter-2 of Fiscal 2014	Nil	(341,133)	(254,287)	(163,897)	(0.00)
Quarter-1 of Fiscal 2014	Nil	(189,866)	(168,632)	(146,530)	(0.00)
Quarter-4 of Fiscal 2013	Nil	47,508	29,308	10,365	0.00

  Quarterly results will vary in accordance with the Company’s business and financing activities. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favorable terms, the Company’s business activity levels increase.

  Until the end of fiscal 2014 on 30 June 2014, the Company used the equity accounting method for the business activity of two private Norwegian entities owned by the Company’s 51% owned subsidiary Visionaire Energy. This method caused significant variations in the Company’s results of operations from period to period prior to the end of fiscal 2014. The operations of Visionaire Energy were held for sale and discontinued effective 30 June 2014.

  Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized assets and its investments. The Company will write-down or write-off capitalized assets when no further work is warranted and also write-down or write-off its balances in investees if it determines that capitalized balances of these investments are impaired. The size and timing of these write-downs and write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its properties and investments for any indications of impairment.

  Non-cash costs such as those attributable to calculated valuations of share based payments expenses also affect the size of the Company’s quarterly income (loss).

PART-7 : COMPARATIVE RESULTS OF OPERATIONS

Current and Comparative Periods

Nine month period ended 31 March 2015 (the “Current Period”) and the
Nine month period ended 31 March 2014 (the “Comparative Period”).

a)	Overall, the Company incurred a loss from operations during the Current Period of $713,899 compared to a loss of $849,555 for the Comparative Period, a decrease of $135,656.

b)	The Company incurred a loss per share of $0.01 in the Current Period and $0.01 during the Comparative Period.

c)

Total equity loss from the results of the Norwegian subsidiaries during the Current Period was $nil compared to $382,254 for the Comparative Period as a result of Visionaire Energy’s discontinued operations.

d)

The Company disposed of its subsidiary, Visionaire Energy during the Current Period, for cash proceeds of $200,000 and the return of 20,000,000 common shares of the Company, with a fair value of $400,000. The book value of the net assets of Visionaire Energy, compared with the sales proceeds and the recycling of the related foreign exchange resulted in a loss of $159,837.

e)	Interest expense during the Current Period was $73,006 compared to $110,225 during the Comparative Period primarily due to the accretion of the Company’s convertible debt.

f)

The Company’s administrative costs were higher in the Current Period compared to the Comparative Period, primarily a result of higher management and consulting fees due to an increase in short-term employee benefits, and higher office costs and professional fees due to the changes involving its subsidiaries and timing differences relating to 2013 and 2014 regulatory filings and annual meetings. These administrative costs were higher in the Current Period by $143,973 (2015 - $443,696; 2014 - $299,723).

g)

Share-based payments expense were $nil during the Current Period compared to $20,877 during the Comparative Period as a result of the recognition of the fair value of 2,000,000 share purchase warrants granted to consultants during the Comparative Period.

h)

Cash used in operating activities during the Current Period was $503,378 compared to $373,517 used in the Comparative Period. The change is attributable to higher activity and the availability of more funds by the Company during the Current Period.

i)

Net cash raised from financing activities during the Current Period was $120,000 compared to $783,439 raised during the Comparative Period as a result of a $120,000 private placement in the Current Period compared primarily to a $40,000 private placement and net loan proceeds of $743,439 arranged during the Comparative Period.

Current and Comparative Quarters

Three month period ended 31 March 2015 (the “Current Quarter”) and the
Three month period ended 31 March 2014 (the “Comparative Quarter”).

j)	Overall, the Company incurred a loss from operations during the Current Quarter of $176,422 compared to a loss of $318,556 for the Comparative Quarter, a decrease of $142,134.

k)	The Company incurred a loss per share of $0.00 in the Current Quarter and the Comparative Quarter.

l)

Total equity loss from the results of the Norwegian subsidiaries during the Current Quarter was $nil compared to $161,682 for the Comparative Quarter as a result of Visionaire Energy’s discontinued operations.

m)	Interest expense during the Current Quarter was $12,000 compared to $42,573 during the Comparative Quarter primarily due to the accretion of the Company’s convertible debt.

n)

The Company’s administrative costs were higher in the Current Quarter compared to the Comparative Quarter, primarily a result of higher management and consulting fees due to an increase in short-term employee benefits, and higher office and investor relation costs, and professional fees due to the changes involving its subsidiaries. These administrative costs were higher in the Current Quarter by $54,897 (2015 - $157,056; 2014 - $102,159).

o)	Share-based payments expense was $nil during the Current Quarter and the Comparative Quarter.

PART-8 : LIQUIDITY AND CAPITAL MANAGEMENT

As at the end of the Third Quarter, the Company’s Interim Financial Statements reflected an increase in the working capital deficiency of $42,497 from 30 June 2014, the end of the previous fiscal year. The working capital deficiency of $693,794 as at 30 June 2014 was increased to $736,291 by the end of the Third Quarter.

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to develop new business opportunities which become profitable. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s growth and develop new business opportunities and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise such funds, including the health of the capital markets, the climate for investment in the sectors the Company is considering, the Company’s track record, and the experience and caliber of its management.

The Company does not have sufficient funds to meet its administrative requirements and new business development objectives over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including providing for new opportunities as they arise. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. The Company's principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments. The Company’s investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations. The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the period ended 31 March 2015.

PART-9 : RISKS AND UNCERTAINTIES

The Company has no history of profitable operations and is currently in the early stages of its development. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it to take advantage of further growth and development of new opportunities and projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further growth or new opportunity development.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

PART-10 : RELATED PARTY TRANSACTIONS

10.1 Transactions With Related Parties And Related Party Balances

At the end of the Third Quarter, $298,685 (30 June 2014 - $297,000) was payable to the CEO and the CFO of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

10.2 Compensation Of Key Management Personnel

During the third quarter and the nine months ended 31 March 2015, the Company paid or accrued management fees and short-term employee benefits to the CEO and the CFO of the Company in the amount of $99,185 and $234,185, respectively (2013 - $67,500 and $202,500, respectively).

PART-11 : MATERIAL CONTRACTS AND EVENTS

11.1 Off-Balance Sheet Arrangements

At the end of the Third Quarter, the Company does not have any off-balance sheet arrangements not already disclosed elsewhere in this MD&A or in the Interim Financial Statements.

11.2 Material Contracts & Commitments

During the Third Quarter, no new material contracts or commitments were undertaken, not elsewhere disclosed in this MD&A or in the Interim Financial Statements for the period.

11.3 Investor Relations, Publicity and Promotion

During the Third Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

11.4 Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising

During the Third Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

11.5 Claims, Contingencies & Litigation

As at the Report Date, the Company is in default of repayment of an unsecured $250,000 promissory note convertible into common shares of the Company. The Company has offered the holder terms for converting a portion of the note in accordance with its provisions together with extending its term. There are no guarantees that these discussions will result in a resolution mutually acceptable to the Company and the note holder. Except for the foregoing and any contingencies elsewhere disclosed herein, or in the Interim Financial Statements for the Third Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

PART-12 : CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and the related notes to those financial statements. Actual results could differ from those estimates. The Company reviews its judgments, estimates, and assumptions on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. The Company’s critical accounting policies and estimates applied in the preparation of its Interim Financial Statements are the same as those applied to the audited consolidated financial statements for the last fiscal year ended 30 June 2014.

PART-13 : FINANCIAL INSTRUMENTS

The Company’s financial instruments as at 31 March 2015, consist of cash, accounts payable and accrued liabilities and the convertible debt. The fair value of these instruments approximates their carrying value due to their short-term maturity. There were no off-balance sheet financial instruments.

Cash, other than minor amounts of Indonesian Rupiahs and Tanzanian Shillings consist solely of cash deposits with major Canadian banks. The Company therefore considers its credit risk to be low. The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates involving Canadian dollar, Indonesian Rupiah and Tanzanian Shillings. However, as the Company holds its funds primarily in US dollars, the risk of foreign exchange loss is considered low by the Company’s management.

PART-14 : CONTINUOUS DISCLOSURE AND FILINGS

14.1 Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and other business development costs is provided in the Company’s statement of loss and comprehensive loss contained in its Interim Financial Statements for the Third Quarter.

14.2 Continuous Disclosure & Filings - Canada

Additional disclosure is made on a continuous basis in accordance with applicable laws and in compliance with securities rules and regulations of the British Columbia Securities Commission (“BCSC”). This disclosure and filings includes annual audited consolidated financial statements and quarterly unaudited interim financial statement. It also includes press releases, material change reports, and disclosure of new or changed circumstances regarding the Company. Shareholders and interested parties may obtain downloadable copies of these mandatory filings made by the Company on "SEDAR" (the System for Electronic Document Archiving and Retrieval at website www.sedar.com). The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

14.3 Continuous Disclosure & Filings - USA

The Company is also a full reporting issuer and filer with the US Securities and Exchange Commission (“SEC”). The Company is required to file an annual report with the SEC in the format of a Form 20F annual report which includes audited annual consolidated financial statements. The Company files interim unaudited quarterly financial reports, press releases, material change reports, and disclosure of new or changed circumstances regarding the Company on a periodic basis under Form-6K. The Company has filed electronically on the SEC’s EDGAR database (website www.sec.gov/edgar) commencing with the Company’s Form 20F at its fiscal year end 2004. Prior to 2004 the Company filed Form 20F annual reports with the SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

PART-15 : FORWARD-LOOKING STATEMENTS

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, projections of anticipated revenue, the realization of reserve estimates, the timing and amount of estimated future production, cost, work schedules, capital requirements, success of resource exploration operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.

15.1 Forward Looking Words and Phrases

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projections", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.

15.2 Risks and Uncertainties

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration or new project development activities; changes in project parameters as plans continue to be refined; cash flow projections; future prices of resources; possible variations in resource reserves; accidents, labor disputes and other risks of the oil, gas, and alternative energy industries; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as other factors detailed from time to time in the Company's periodic filings on EDGAR and SEDAR.

15.3 No Assurance all Risks Anticipated

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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